SharesPost 100 Fund

1150 Bayhill Drive, Suite 300

San Bruno, California 94066

March 12, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq., Senior Counsel, and Jennifer R. Porter, Esq., Acting Branch Chief, Disclosure Review Office

Re:	SharesPost 100 Fund Registration Statement on Form N-2, as amended Originally Filed October 10, 2012

File Nos. 333-184361 and 811-22759

Dear Mr. Greene and Ms. Porter:

With respect to the above-referenced Registration Statement on Form N-2 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of SharesPost 100 Fund (the “Registrant”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Thursday, March 20, 2014 at 10:00 a.m., or as soon as practicable thereafter.

In connection with the foregoing request, the Registrant acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. Please call Daniel I. DeWolf of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6223 with any comments or questions regarding the Registration Statement.

Very truly yours,

/s/ Sven Weber
President and Trustee